140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

FIRM / AFFILIATE OFFICES
	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
	Brussels	New York
August 26, 2016	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
	Düsseldorf	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

File No. 057353-0001

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jay Ingram Leland Benton Melinda Hooker John Cash

Re:	e.l.f. Beauty, Inc. Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted August 10, 2016 CIK No. 0001600033

Ladies and Gentlemen:

e.l.f. Beauty, Inc. (the “Company”) has filed with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a Registration Statement on Form S-1 (the “Registration Statement”) . The Company previously submitted to the Commission a draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on April 29, 2016 (the “Draft Submission”), a second submission amending the Draft Submission on June 22, 2016 (the “Second Draft Submission”), a third submission amending the Second Draft Submission on July 15, 2016 (the “Third Draft Submission”) and a fourth submission amending the Third Draft Submission on August 10, 2016 (the “Fourth Draft Submission”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Fourth Draft Submission received on August 22, 2016 from the staff of the Commission (the “Staff”), and we are hereby providing the

August 26, 2016

Company’s responses to the Staff’s letter. For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of the Registration Statement, five of which have been marked to show changes from the Fourth Draft Submission, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold type followed by the Company’s responses thereto.

Authentic brand that attracts some of the best consumers in the category, page 2

1.	It continues to remain unclear what additional context you have provided regarding your statements on your “core” consumer. You disclose that a study conducted in October 2015 found that 24% of your customers met your criteria for a core consumer, and you refer repeatedly to the motivations and spending patterns of these consumers compared to a “representative” shopper in the cosmetics category. However, it is unclear what portion of this increased shopping is captured by your brand, or how introduction of your brand may draw shoppers meeting this profile into retail establishments. Please refer to comment 4 of our letter dated July 25, 2016.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages ii, 2, 3, 73, 77, 78, 82 and 83 of the Registration Statement accordingly.

Competitive Landscape, page 74

2.	You state in the first sentence on page 75 that your net sales grew at 32% during 2015, and compare this growth rate to that of Maybelline. Please clarify whether your statement refers to Maybelline net sales or retail sales, as reflected in the chart on page 75. Please also revise this chart to use a consistent measure of earnings, either net sales or retail sales, for yourself and the other companies that you include in the chart.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 77 of the Registration Statement accordingly. The Company further supplementally advises the Staff that the chart and supporting disclosure now reflects retail sales (i.e., the purchase price paid by the end consumer) for all brands in all channels. As Euromonitor does not track retail sales for e.l.f., the Company aggregated Nielsen data (which tracks sales at retailers) and its own sales from all other channels to arrive at a consistent measure of growth across brands, regardless of data source.

*  *  *

August 26, 2016

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3082 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Stephen T. Soper, Esq.

Stephen T. Soper, Esq. of LATHAM & WATKINS LLP

cc:

Tarang P. Amin, e.l.f. Beauty, Inc.

John Bailey, e.l.f. Beauty, Inc.

Scott K. Milsten, e.l.f. Beauty, Inc.

Tad J. Freese, Esq., Latham & Watkins LLP

Kathleen M. Wells, Esq., Latham & Watkins LLP

Thomas Holden, Esq., Ropes & Gray LLP